                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13D-1(A)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 4)

                                  Engage, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    292827102
                       ----------------------------------
                                 (CUSIP Number)

    William Williams, II, General Counsel, CMGI, Inc., 100 Brickstone Square,
                   Andover, Massachusetts, 01810 978-684-3600
          -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

- -----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 2 of 6 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMGI, Inc.
      04-2921333

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
      N/A                                                       (b) / /

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                / /

      N/A
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            151,873,081

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             151,873,081

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      151,873,081

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      77.11%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 3 of 6 Pages
- -----------------------                                  ---------------------


      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc., a Delaware corporation ("CMGI"), that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. SECURITY AND ISSUER.
        -------------------

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Engage Common Stock") of Engage, Inc., a Delaware corporation ("Engage" or "Issuer"). The prinicpal executive offices of Engage are located at 100 Brickstone Square, Andover, MA 01810.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

     The name of the corporation filing this statement is CMGI, Inc. CMGI, Inc.'s principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. To the best knowledge of CMGI, Inc., set forth on Schedule A, which is incorporated herein by reference, is the

     - name, residence or business address

     - present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

     - shares of Engage Common Stock beneficially owned, and

     - citizenship

of each of CMGI's directors and executive officers, as of the date hereof. Neither CMGI nor, to the best of CMGI's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     On December 29, 2000, CMGI, Inc. disposed of an aggregate of 466,189 shares of Engage Common Stock. These shares were initially issued by Engage, Inc. to CMGI, Inc. under the Agreement and Plan of Merger and Contribution (the "Merger Agreement"), dated as of January 19, 2000, by and among Engage, Inc., CMGI, Inc., AdSmart Corporation, Flycast Communications Corporation and FCET Corp. In accordance with the Merger Agreement, CMGI, Inc. was required to return these shares to Engage, Inc. if certain conditions to the issuance of the shares were not met.

Item 4.  PURPOSE OF THE TRANSACTION.
         --------------------------

     On December 29, 2000, CMGI, Inc. disposed of an aggregate of 466,189 shares of Engage Common Stock. These shares were initially issued by Engage, Inc. to CMGI, Inc. under the Agreement and Plan of Merger and Contribution (the "Merger Agreement"), dated as of January 19, 2000, by and among Engage, Inc., CMGI, Inc., AdSmart Corporation, Flycast Communications Corporation and FCET Corp. In accordance with the Merger Agreement, CMGI, Inc. was required to return 466,189 shares to Engage, Inc. if certain conditions to the issuance of the shares were not met.

- -----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 4 of 6 Pages
- -----------------------                                  ---------------------


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a)-(b) CMGI, Inc. owns 151,873,081 shares of Engage, Inc., representing 77.11% of Engage, Inc.'s outstanding common stock as of December 31, 2000. CMGI, Inc. has sole power to vote or direct the vote and dispose or direct the disposition as to all such shares. CMGI, Inc. does not have shared power to vote or direct the votes or shared power to dispose or direct the disposition as to any shares.

     (c) On December 29, 2000, CMGI, Inc. disposed of an aggregate of 466,189 shares of Engage Common Stock. These shares were initially issued by Engage, Inc. to CMGI, Inc. under the Agreement and Plan of Merger and Contribution (the "Merger Agreement"), dated as of January 19, 2000, by and among Engage, Inc., CMGI, Inc., AdSmart Corporation, Flycast Communications Corporation and FCET Corp. In accordance with the Merger Agreement, CMGI, Inc. was required to return 466,189 shares to Engage, Inc. if certain conditions to the issuance of the shares were not met.

     (d)-(e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     Other than the Merger Agreement (defined above), the Purchase Agreement and the Investor Rights Agreement, Amendment No. 1, dated as of June 22, 2000, by and among CMGI, Engage and certain other investors, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Engage, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     Not applicable.

- -----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 5 of 6 Pages
- -----------------------                                  ---------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2001

                                        CMGI, INC.

                                        By:    /s/ Andrew J. Hajducky III
                                               --------------------------
                                               Andrew J. Hajducky III

                                        Title: Executive Vice President,
                                               Chief Financial Officer
                                               and Treasurer

- -----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 6 of 6 Pages
- -----------------------                                  ---------------------


                                   Schedule A


                                                                      SHARES OF ENGAGE COMMON STOCK
NAME                                         BUSINESS ADDRESS               BENEFICIALLY OWNED
- ---------------------------------------------------------------------------------------------------

EXECUTIVE OFFICERS OF CMGI
- ---------------------------------------------------------------------------------------------------

David S. Wetherell                           100 Brickstone Square          46,000
Chairman of the Board, President, Chief      Andover, MA 01810
Executive Officer and Secretary
- ---------------------------------------------------------------------------------------------------
Andrew J. Hajducky III                       100 Brickstone Square           0
Executive Vice President, Chief Financial    Andover, MA 01810
Officer and Treasurer
- ---------------------------------------------------------------------------------------------------
David Andonian                               100 Brickstone Square           0
President, Corporate Development             Andover, MA 01810
- ---------------------------------------------------------------------------------------------------
Joel B. Rosen                                100 Brickstone Square           0
Chief Executive Officer, NaviSite, Inc.      Andover, MA 01810
(a subsidiary of CMGI)
- ---------------------------------------------------------------------------------------------------
Anthony Nuzzo                                100 Brickstone Square           0
President, Chief Executive Officer, Engage,  Andover, MA 01810
Inc. (a subsidiary of CMGI)
- ---------------------------------------------------------------------------------------------------
Gregory Jones                                100 Brickstone Square           0
President and Chief Executive Officer,       Andover, MA 01810
uBid, Inc. (a subsidiary of CMGI)
- ---------------------------------------------------------------------------------------------------
Richard F. Torre                             100 Brickstone Square           0
President, Chief Executive Officer,          Andover, MA 01810
SalesLink Corporation (a subsidiary of
 CMGI)
- ---------------------------------------------------------------------------------------------------
DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
- ---------------------------------------------------------------------------------------------------
William H. Berkman                           The Associated Group            0
(Principal, The Associated Group)            650 Madison Avenue
                                             New York, NY 10022
- ---------------------------------------------------------------------------------------------------

Avram Miller                                 The Avram Miller Company        0
(Chief Executive Officer, The Avram Miller   50 California Street
 Company)                                    San Francisco, CA 94111

- ---------------------------------------------------------------------------------------------------
Robert J. Ranalli                            2923 Indigo Bush Way             20,000
                                             Naples, FL 34105
- ---------------------------------------------------------------------------------------------------
Harold F. Enright Jr.                        Compaq Computer Corporation      0
                                             MS 110605
                                             20555 State Highway 249
                                             Houston, TX 77070
- ---------------------------------------------------------------------------------------------------
David S. Wetherell                           See Above                        See Above
- ---------------------------------------------------------------------------------------------------

* Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Engage Common Stock beneficially owned by such person.


Citizenship of the above named persons:  USA